UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
BellRing Brands, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

079823 100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079823 100	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Post Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power* 97,474,180
	6	Shared Voting Power* 0
	7	Sole Dispositive Power* 97,474,180
	8	Shared Dispositive Power* 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person* 97,474,180
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 71.2%
12	Type of Reporting Person (see instructions) CO; HC

* See Item 4 below.

CUSIP No. 079823 100	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:
BellRing Brands, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
2503 S. Hanley Road
St. Louis, Missouri 63144

Item 2(a). Name of Person Filing:
Post Holdings, Inc. (“Post”)

Item 2(b). Address or Principal Business Office or, if None, Residence:
2503 S. Hanley Road
St. Louis, Missouri 63144

Item 2(c). Citizenship:
Post is a Missouri corporation.

Item 2(d). Title of Class of Securities:
Class A common stock, par value $0.01 per share (“Class A Common Stock”)

Item 2(e). CUSIP No.:
079823 100

Item 3.
Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Post owns 97,474,180 non-voting membership units of BellRing Brands, LLC (“BellRing Brands, LLC Units”), which, subject to the terms of the BellRing Brands, LLC Amended and Restated Limited Liability Company Agreement (the “Agreement”), Post may at any time redeem for, at the option of the board of managers of BellRing Brands, LLC, (i) shares of Class A Common Stock or (ii) cash (based on the market price of the shares of Class A Common Stock). The redemption of BellRing Brands, LLC Units for shares of Class A Common Stock will be at a redemption rate of one share of Class A Common Stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications.

Post also owns one share of Class B common stock, par value $0.01 per share (“Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), of the Issuer, which has no economic rights (including no rights to dividends and distributions, except the right to receive a distribution of the par value of the share of Class B Common Stock upon a liquidation or dissolution of the Issuer) and, for so long as Post or its affiliates (other than the Issuer or its subsidiaries) directly own more than 50% of the BellRing Brands, LLC Units, represents 67% of the combined voting power of the Common Stock of the Issuer.

In the event that Post and its affiliates (other than the Issuer and its subsidiaries) hold 50% or less of the BellRing Brands, LLC Units, the holder of the share of Class B Common Stock shall be entitled to a number of votes equal to the number of BellRing Brands, LLC Units held by all persons other than the Issuer and its subsidiaries; provided, that (i) Post, or its applicable affiliate, as the holder of the share of Class B Common Stock, will only be entitled to cast a number of votes on its own behalf and at its own discretion equal to the number of BellRing Brands, LLC Units held by Post and its affiliates (other than the Issuer and its subsidiaries), and (ii) in the event that any BellRing Brands, LLC Units are held by persons other than the Issuer and its subsidiaries or Post and its affiliates, then Post, or its applicable affiliate, as the holder of the share of Class B Common Stock, will cast the remainder of the votes to

CUSIP No. 079823 100	13G	Page 4 of 5 Pages

which the share of Class B Common Stock is entitled only in accordance with instructions and directions from such other holders of the BellRing Brands, LLC Units in accordance with proxies granted by Post to, or voting agreements or other voting arrangements entered into by Post with, such other holders pursuant to the Agreement.

(b)	Percent of class:

71.2%. This percentage is determined by dividing the number of shares of Class A Common Stock that Post may acquire upon the redemption of the BellRing Brands, LLC Units held by Post by 136,902,751. The denominator of 136,902,751 is the sum of (x) 39,428,571, the number of shares of Class A Common Stock of the Issuer issued and outstanding, and (y) 97,474,180, the number of shares of Class A Common Stock that may be acquired by Post upon the redemption of the BellRing Brands, LLC Units held by Post.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
97,474,180

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
97,474,180

(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

CUSIP No. 079823 100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020	Post Holdings, Inc.

	By:	/s/ Diedre J. Gray
	Name:	Diedre J. Gray
	Title:	EVP, General Counsel & Chief Administrative Officer, Secretary